AGNICO EAGLE AND KIRKLAND LAKE GOLD
COMPLETE MERGER TRANSACTION

Toronto (February 8, 2022) - Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) ("Agnico Eagle") and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) ("Kirkland Lake Gold") are pleased to announce the successful completion of the previously announced merger of equals transaction (the "Merger").

The combined company will continue as Agnico Eagle Mines Limited and will remain listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the ticker "AEM". In aggregate, Agnico Eagle issued approximately 209,274,263 common shares to former Kirkland Lake Gold shareholders as consideration for their shares. At the opening of markets today, the new Agnico Eagle had a market capitalization of approximately US$22.4 billion.

As previously announced, Agnico Eagle's reconstituted board of directors now consists of: Leona Aglukkaq, Sean Boyd (Executive Chair), Martine Celej, Robert Gemmell, Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray, Anthony Makuch (CEO), Deborah McCombe, Jeffrey Parr (Vice-Chair), J. Merfyn Roberts and Jamie Sokalsky (Lead Director).

The combined company will be led by Sean Boyd, as Executive Chair, Anthony Makuch, as Chief Executive Officer and Ammar Al-Joundi, as President.

Full details of the Merger and certain other matters are set out in the joint management information circular of Agnico Eagle and Kirkland Lake Gold and can be found under Agnico Eagle and Kirkland Lake Gold's respective profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A copy of the early warning report of Agnico Eagle in connection with its acquisition of Kirkland Lake Gold shares will be filed under Kirkland Lake Gold's profile on SEDAR and can be obtained by contacting Agnico Eagle as set out below.

Information for Former Kirkland Lake Gold Shareholders

The shares of Kirkland Lake Gold are expected to be de-listed from the TSX on or about the closing of trading on February 9, 2022 and from the NYSE on or about the opening of trading on February 9, 2022. The Kirkland Lake Gold CHESS Depositary Interests ("Kirkland CDIs") were suspended from trading on the Australian Stock Exchange (ASX) at the closing of trading on February 2, 2022 and are in the process of being formally de-listed from the ASX. Kirkland Lake Gold is in the process of applying to cease to be a reporting issuer under applicable Canadian securities laws.

Pursuant to the Merger, former Kirkland Lake Gold shareholders (including former holders of Kirkland CDIs) are entitled to receive 0.7935 of an Agnico Eagle common share for each Kirkland Lake Gold share held. In order to receive Agnico Eagle shares in exchange for Kirkland Lake Gold shares, Kirkland Lake Gold registered shareholders must complete, sign, date and return (together with the certificate or DRS statement representing their shares) the letter of transmittal that was mailed to them prior to closing of the Merger. The letter of transmittal is also available under Kirkland Lake Gold's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and by contacting Computershare Investor Services Inc., the depositary, by telephone at 1-514-982-7555 or toll-free in North America at 1-800-564-6253 or by email at: corporateactions@computershare.com.

For those shareholders of Kirkland Lake Gold whose shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Kirkland Lake Gold shares and should follow the instructions of such intermediary or nominee. Holders of Kirkland CDIs are not required to submit a letter of transmittal and should contact the depositary (at its contact details above) or Computershare Investor Services Pty Limited if they have any questions regarding the process for receiving the Agnico Eagle shares.

About Agnico Eagle Mines Limited

The new Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@AgnicoEagle.com or call (416) 947-1212. Agnico Eagle's head office continues to be located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Cautionary Note Regarding Forward-Looking Information

The information in this news release has been prepared as at February 8, 2022. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "anticipate", "could", "expect", "may", "would" or the negative of such terms and similar expressions. Such statements include the anticipated timing of de-listing of the Kirkland Lake Gold shares on the ASX, NYSE and TSX.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle and Kirkland Lake Gold as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Agnico Eagle and Kirkland Lake Gold to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the failure of Agnico Eagle and Kirkland Lake Gold to satisfy the requirements to effect the de-listing of Kirkland Lake Gold on the ASX, NYSE and TSX; and the additional risk factors set out in the joint management information circular of Agnico Eagle and Kirkland Lake Gold dated October 29, 2021, including under the heading "Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle and Kirkland Lake Gold do not intend, and do not assume any obligation, to update these forward-looking statements.